Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES.

		Year Ended December 31,
	September 30,
	2007	2006	2005	2004	2003	2002
		(in NOK thousands, except Ratios)
			(unaudited)
NORWEGIAN ACCOUNTING PRINCIPLES (1):
FIXED CHARGES:
Interest and Commissions on debt	5,689,135	4,814,613	2,886,794	2,099,815	1,807,419	2,040,246
Other interest and borrowing expenses	61,200	64,807	47,987	28,401	21,989	22,697
Estimate of the interest within rental expense	239	300	311	315	308	314

Total fixed charges, as defined	5,750,574	4,879,720	2,935,092	2,128,531	1,829,716	2,063,257

EARNINGS:
Net income	(64,346)	242,573	128,217	218,774	251,170	207,515
Income taxes	(25,024)	90,751	53,431	84,440	100,571	82,986
Fixed charges, as defined	5,750,574	4,879,720	2,935,092	2,128,531	1,829,716	2,063,257

Total earnings, as defined	5,661,204	5,213,044	3,116,740	2,431,745	2,181,457	2,353,758

RATIO OF EARNINGS TO FIXED CHARGES	0.98	1.07	1.06	1.14	1.19	1.14

U.S. ACCOUNTING PRINCIPLES:
FIXED CHARGES:
Total fixed charges, as defined	—	4,879,720	2,935,092	2,128,531	1,829,716	2,063,257

Total U.S. GAAP fixed charges	—	4,879,720	2,935,092	2,128,531	1,829,716	2,063,257

EARNINGS:
Income before extraordinary income	—	209,517	(86,266)	945,413	(1,637,803)	544,676
Income taxes	—	90,751	53,431	84,440	100,571	82,986
U.S. GAAP adjustment	—	(12,855)	(83,410)	282,322	(735,120)	130,599
U.S. GAAP fixed charges	—	4,879,720	2,935,092	2,128,531	1,829,716	2,063,257

Total U.S. GAAP earnings	—	5,167,133	2,818,847	3,440,706	(442,636)	2,821,518

RATIO OF EARNINGS TO FIXED CHARGES (2)(3)	—	1.06	—	1.62	—	1.37

The amount of coverage deficiency:			116,245		2,272,352

(1)	Effective first quarter 2007, the accounts are presented according to international accounting principles approved by the EU-IFRS (International Financial Reporting Standards).

(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income plus taxes and fixed charges. Fixed charges represent interest and commissions on debt, other borrowing expenses, estimates of the interest within rental expenses and premiums on bond debt issued. The ratio of U.S. GAAP earnings to fixed charges is based on U.S. GAAP income before extraordinary items. In 2003 the U.S. GAAP ratio of earnings to fixed charges had a deficiency due to negative U.S. GAAP earnings of NOK 443 million (USD 66 million). In 2005, the U.S. GAAP ratio of earnings to fixed charges had a deficiency due to negative U.S. GAAP income before extraordinary items. The amount of the coverage deficiency was NOK 2,272 million (USD 339 million) in 2003 and NOK 0.1 million (USD 0.02 million) in 2005. See Note 34 to our audited consolidated financial statements for the year ended December 31, 2006 (included in our Annual Report on Form 20-F filed with the SEC on March 29, 2007) for further discussion of U.S. GAAP earnings. The negative U.S. GAAP earnings in 2003 and the negative U.S. GAAP income in 2005 were driven by the impact of market movements on the fair value of derivatives, for which hedge accounting is not applied under U.S. GAAP.

(3)	U.S. GAAP data not currently available for the nine-month period ended September 30, 2007.